SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 24)

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP number)

David Gill

c/o Juvenescence Limited

1st Floor, Viking House

St Pauls Square, Ramsey

Isle of Man, IM8 1GB

+441624639393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Juvenescence Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 79,698,968[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 79,698,968[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,698,968[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 78.8%
14.	TYPE OF REPORTING PERSON CO

1 Comprised of (i) 16,447,500 shares of Common Stock held directly by Juvenescence US Corp., (ii) 3,670,663 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility, (iii) 10,357,086 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note, (iv) 11,940,298 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on April 10, 2023, (v) 22,626,865 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on April 10, 2023 and (vi) 14,925,373 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Spring 2023 Note at the closing price of the Common Stock on April 10, 2023 (capitalized terms are defined below).

1.	NAME OF REPORTING PERSON Juvenescence US Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,447,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,447,500
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,447,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.3%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This amendment (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023, Amendment No. 22 filed February 17, 2023 and Amendment No. 23 filed March 22, 2023, the “Original Statement”). The Original Statement, as amended by this Amendment (the “Statement”) is filed on behalf of Juvenescence Limited, an Isle of Man company (the “Reporting Person”), and relates to the shares of Common Stock of AgeX Therapeutics, Inc., par value $0.0001 per share (the “Common Stock”).

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)       The Reporting Persons beneficially owns an aggregate of 79,698,968 shares of Common Stock, representing (i) 16,447,500 shares of Common Stock held directly by Juvenescence US Corp., (ii) 3,401,846 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the New Facility (as defined below), (iii) 10,357,086 shares of Common Stock that may be acquired on exercise of Warrants issued or to be issued in connection with advances under the A&R Secured Note (as defined below), (iv) 11,940,298 shares of Common Stock that may be issued upon conversion of outstanding amounts under the New Facility at the closing price of the Common Stock on April 10, 2023, (v) 22,626,865 shares of Common Stock that may be issued upon conversion of outstanding amounts under the A&R Secured Note at the closing price of the Common Stock on April 10, 2023 and (vi) 14,925,373 shares of Common Stock that may be issued upon conversion of outstanding amounts under the Spring 2023 Note at the closing price of the Common Stock on April 10, 2023. This aggregate amount represents approximately 78.8% of the Issuer’s outstanding common stock, based upon 37,951,261 shares outstanding as of March 20, 2023, as reported on the Issuer’s Annual Report filed on Form 10-K on March 31, 2023, and giving effect to the exercise of the Warrants and conversion of amounts outstanding under the A&R Secured Note, New Facility and the Spring 2023 Note (and assuming the Amendment Caps do not apply).

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)        Except for Juvenescence Limited’s transfer of 16,447,500 shares of the Issuer’s Common Stock to its wholly-owned subsidiary, Juvenescence US Corp and the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

On April 4, 2023, the Reporting Person funded an additional advance to the Issuer in the principal amount of $1,000,000. On April 4, 2023, subject to notification by NYSE American that the Issuer’s supplemental listing application for the additional Warrant shares have been approved, the Issuer issued to the Reporting Person a Warrant to purchase 756,429 shares of Common Stock at an exercise price of $0.661 per share, representing the last closing price of the Common Stock on the NYSE American market prior to the drawdown notice, issuable under Clause 3.4 of the A&R Secured Note.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: April 12, 2023

JUVENESCENCE LIMITED

By:	/s/ Gregory H. Bailey
Name:	Gregory H. Bailey
Title:	Executive Chairman

Date: April 12, 2023

JUVENESCENCE US CORP.

By:	/s/ David Gill
Name:	David Gill
Title:	Vice President and Treasurer